

December 15, 2010

Mr. Richard Findley
Treasurer, Principal Accounting Officer
American Eagle Energy Inc.
27 North 27th Street, Suite 21G
Billings, Montana 59101

     Re: American Eagle Energy Inc.
          Form 8-K/A
          Filed December 9, 2010
          Response Letter Dated December 14, 2010
          File No. 333-143626

Dear Mr. Findley:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Ethan Horowitz
                      Branch Chief